Filed by Stifel Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

 of the Securities Exchange Act of 1934, as amended

Subject Company: Thomas Weisel Partners Group, Inc.

Commission File No.: 000-51370

At the Sandler O'Neill & Partners, L.P. Global Exchange and Brokerage Conference on June 3, 2010, Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial Corp., made the following remarks related to the pending merger with Thomas Weisel Partners Group, Inc. and responded to questions from analysts. A transcript of portions of the presentation follows:

Devin Ryan - Sandler O'Neill & Partners, L.P. - Analyst

With our first presentation, we have Stifel Financial. Stifel has been one of the biggest beneficiaries of the financial crisis on our view. The Company successfully raised $200 million in equity at attractive prices. It aggressively added talent across the platform. And they were able to do acquisitions when many of their peers were more inward focused with the most recent acquisition of Thomas Weisel Partners. With us this morning, we have Ron Kruszewski, Chairman and CEO. So, with that, I will turn it over to Ron.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President & CEO

Good morning. Thank you, Devin. Good morning to everyone.

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We have talked about expanding our private client footprint in the United States. And then the items in red here is what we address with our Thomas Weisel merger, which is, first, to expand our institutional equity business, domestically and internationally, to grow investment banking. We're going to do that as we always had by approaching acquisition opportunities with discipline. We like to do accretive transactions. And then, finally, we look at focusing on generating assets within our banks, Stifel Bank & Trust.

Talk about the Stifel and Thomas Weisel Partners merger. Again, if you look at Stifel Financial, we are -- many of you know about us. And I think you also know about Thomas Weisel. What this was for us was simply a perfect fit on the capital markets side. They were a growth-focused investment bank with virtually no overlap with us. And so, I will talk a little bit about that in a moment.

The transaction -- we looked at this truly as a merger. So, what we did was we proposed to acquire 100% of them in a straight stock-per-stock 1.364 Stifel shares for each Thomas Weisel share, no caps, no collars. At the deal price that was $7.60 per share, about $300 million, an aggregate consideration when you also consider their units, which is parts of our retention plan. And I am pleased that Tom is not with me today.

Actually, I will introduce two of my partners here, Jim Zemlyak, who is Chief Financial Officer, and my co head of capital markets and investment banking, Victor Nesi is sitting here. Tom will join me as co-chairman of Stifel. As I've said -- people have asked me why I would do that. My comment to them that the chairman title has not made me a nickel. But I think that Tom and his team will help add to shareholder value. So I am glad to welcome him as co-chairman of Stifel.

Importantly, we spent a lot of time before we announced the merger of getting the senior management team together. They spent almost a month and a half agreeing on the combined management team. And that was all in place before we announced the deal, including retention and having all the people signed up, or they key Weisel people. We identified 60 people. And I think today 59 of the 60 have signed agreements that not only commit them to the organization but commit them for a year. So, we feel pretty good about that.

We believe that on annualized basis that we have pre-cost efficiencies of $62 million. We think that we can do [this]. Importantly, there's almost no change on the client-facing business. Most of the cost savings come from back office administrative-type of duplication. We have not assumed any revenue enhancements in this scale. We believe that this deal -- we're on track now with most of the approvals. We believe that this deal will close either late June or probably July 1st, just from an accounting perspective. But we're on track to close this deal either the end of June or the first couple of days of July.

If you look at it, there was -- it was interesting the day we announced this deal. It was the tale of two cities. Many shareholders felt that we lost our minds and overpaid in terms of a market premium. And then, on the other hand, when we had an opportunity to explain the numbers, I think people saw that it was a transaction. Bottom line is this transaction is accretive both to Stifel's earnings per share and our book value per share. And it adds tremendous capabilities to our firm.

One of the things that most people did not understand in this transaction was the deferred tax asset that was off the books for Weisel that we reestablished and purchased accounting. And, when you look at that, when you add that back, the price to book -- about 1.2 times price to book. The premium, any way you want to look at, especially considering the strategic fit -- this was a very attractive transaction certainly from our perspective.

Why this combination made sense for us -- well, I'll come to some of the charts. But it's a highly complementary banking research and trading platforms. I'm going to come back to these slides. I won't talk to them here. But, when we looked at these transactions, we looked at potential. We looked at how we would fit -- and I'll come back to why this is very complementary. We think this fast-tracks our investment banking growth. It would take years, absolutely, maybe even a decade, to build the investment banking platform and primarily in technology and consumer and health care. That's something that takes years to do.

We believe that the Weisel core verticals are ready for rebound. I don't think they can go down much, as they've been in the last couple of years. So, when we look at their business, we think that our market timing -- certainly, I hope that our market timing will be good. And then they have an asset-management business. While it's small, it's complementary to our existing management team.

We think on a combined basis we'll have a $2 billion combined market cap, $1.5 billion to $1.6 billion in combined revenue, over $1 billion in equity value -- I'm sorry -- equity capital supporting a $3 billion balance sheet. So, we're a very well-capitalized coast-to-coast presence. We'll have -- we will be the number one provider of US domestic research in the country. Almost 1,200 companies will be under coverage. And then we'll -- this will be very complementary to our private wealth management business.

So, when we looked at this transaction -- and this slide really will tell you how we looked at it. I had looked at a number of firms that would be complementary to our investment banking. And, in this case, this slide will show that, over a five-year period, Stifel had done 321 on-the-cover transactions as lead or co-manager. And Weisel had done 306, and then on the M&A side 108 transactions. And Weisel had done 88. And this what you'd expect. Our investment banking franchises are about the same size. And you would see this.

But the telling slide is the next one. And what you look at -- what this will show you is in our Stifel core competencies, where we've done most of our transactions -- financial institutions, real estate, US energy and national resources, aerospace and defense, industrials, transportation and education -- we have done over that five-year period 280 transactions. Weisel in those same verticals did 32. And, importantly, we met on the cover one time, meaning that we were both on the cover of those combined 311 transactions one time.

And their core competencies of technology, Canadian energy, health care and consumer -- they had done 274 transactions. We had done 41. As, as you can see, we met three times. So, over a five-year period, out of 623 transactions, we actually were on the cover a grand total of four times.

And this slide says it all as to why this deal makes very good strategic sense. But, importantly, it also helps the integration tremendously, because we have virtually no overlap in banking and research. The people have been folded right into it, because in their core competencies we just simply were not playing in our core competencies. They were not playing. So, we were very significant competitors, but not playing in the same sandbox.

The same is true of M&A. In fact, I've been looking on M&A. You'll see the same numbers. While it looks like we did more transactions in their core competencies, it was our middle market M&A group, former Lehman group, doing more smaller transactions. I have yet to find a transaction where we were on the -- either side of the transaction where we were representing, and they were representing a buyer or vice-versa. So, again, what these two slides will show you is a tremendous complementary fit.

We -- as I said, it creates the largest US equity research. But, just as important, our research I think has shown its quality and our ability to add alpha to our clients, as evidenced by the fact that I think we're the first non-New-York-based firm to be ranked number one in the Wall Street Journal's Best of the Street. And we were number globally in the StarMine. And that follows our StarMine rankings in 2008 where were number one, both in stock-picking and in earnings accuracy.

So, our research, which is our core franchise at Stifel, is enhanced by the Weisel transaction. It enhances what we believe is a top tier sales and trading. I've had a lot of questions as to how do you combine two organizations -- how do you combine the leadership? It's really pretty easy when most of our management is producing. So, our co-heads of trading actually cover accounts. It's been a very easy transaction, because, again, we deal in different verticals.

As I've said, the Weisel deal, which was primarily in its infancy -- they have some -- they have private equity. They have global growth partners, about $1 billion growth-oriented fund to fund, health care venture partners, a number of things that fits very well with what we're doing on the asset management side. And they have a very small private client group in San Francisco.

So, when you look at this from a shareholder perspective, it's a fantastic transaction on paper. The risk, of course, will reside in integration and execution of our strategy. We think at Stifel we certainly have proven our ability through Legg Mason and Ryan Beck, UBS and Butler Wick -- are four recent transactions where virtually all of the key people not only stayed, but they're with us today. So, we've had very little attrition over our transactions. And I'm hopeful that the Weisel transaction will prove to be the same.

So, when you look at Stifel today -- on a combined basis, I'll look at it. If you look -- if you combine 2009 revenues, we'd be about $1.3 billion. If you annualize our first quarter revenues, a little more telling, because we've done some other deals, we're at about $1.5 billion. And, importantly, this mix between global wealth management and capital markets, or what we're going to call our institutional business, is about 50-50. And, as you can see, we have a coast-to-coast presence, both in the global wealth management and certainly on the capital market side.

...

Our institutional group -- this will just give some sense of the combined basis, again. On a combined basis, the Weisel business, back when the markets were good, was doing nearly $400 million with Westwind. And we look at what we have combined. If you take this transaction, we execute it well, and we get a good market. I think we have a lot of potential on the upside.

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Finally, the last thing I'll talk about is that many firms have been modifying their unit plans. Weisel had done it. I've talked about us also doing it. The long and the short of it is, is that, if we would accelerate by making our units over our growth be retirement eligible from an accounting perspective, we'll take a non-cash charge.

It would impact -- on a pro forma basis; it would impact our book value by about 7%. But it would increase our earnings per share going forward by about 26% -- so, in 2010 and '11 -- 2010 and a full-year impact. So, that's something that we're looking at. We have not yet decided to do it. But, if we do it, we're going to do it in conjunction with the Weisel transaction and do it in Q2. But we have not yet taken a vote to do that.

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Devin Ryan - Sandler O'Neill & Partners, L.P. - Analyst

I think we're out of time here. So, Ron, thank you very much.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President & CEO

Thank you very much. Thank you.

Forward-Looking Statements:

Statements in this communication that relate to Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and Thomas Weisel Partners Group, Inc. ("Thomas Weisel Partners") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. Neither Stifel nor Thomas Weisel Partners undertakes any obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners' business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners' or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, Thomas Weisel Partners' or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; and (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Stifel for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2010, under the heading "Item 1A-Risk Factors," in the Annual Report on Form 10-K of Thomas Weisel Partners for the year ended December 31, 2009, which was filed with the SEC on March 12, 2010, under the heading "Item 1A-Risk Factors," in the Registration Statement on Form S-4/A filed by Stifel on May 20, 2010, under the section titled "Risk Factors," and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Thomas Weisel Partners and Stifel.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Stifel has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 that includes a proxy statement of Thomas Weisel Partners and also constitutes a prospectus of Stifel. The proxy statement/prospectus of Stifel and Thomas Weisel Partners has been mailed to the shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. You may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC's website (www.sec.gov). Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of Thomas Weisel Partners' SEC filings are available on Thomas Weisel Partners' website (www.tweisel.com). Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners' filings also may be obtained by directing a request to Thomas Weisel Partners' Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. Information regarding Thomas Weisel Partners' directors and executive officers is set forth in the proxy statement/prospectus contained in the Registration Statement on Form S-4/A filed by Stifel on May 20, 2010. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010.